Contact

www.linkedin.com/in/cindybelardo
(LinkedIn)
www.sunnyperiod.com/ (Company)
youtu.be/vaPtqlvdbZ8 (Other)
www.cindybelardo.com/ (Personal)

Top Skills

Presentation Skills

Public Health Education

Reproductive Health

Certifications

200 YT Hatha & Ashtanga Yoga
Teacher Training

Plant-Based Nutrition Certificate,
Completed

Cindy Belardo (she/her/ella)

Co-Founder, CEO at Sunny | Author | TEDx Speaker
Boston, Massachusetts, United States

Summary

Co-Founder and CEO of Sunny (rebranded from Menstrual Mates).

I empower people to love themselves enough to care for their bodies
and our planet.

The Sunny Team is on a mission to normalize menstruation and
bring menstrual justice to people across the globe through the first
full circle approach to period care. Since our founding in 2019, we
have interviewed over 2,000 people who menstruate around the
world. We create eco-friendly products, honest education, and global
community giveback. Support our Graphic Novel and End Period
Poverty merch at www.sunnyperiod.com!

Graduated in 2019 from the University of Oklahoma with B.S. in
Environmental Studies.

TEDxOU Speaker on "Menstrual Cups for Women's Empowerment"
regarding research from Grant Award: Project for Peace in Agra,
India.

_____

Experience

Sunny
4 years 11 months

Co-Founder & CEO
June 2019 - Present (4 years 11 months)
Indiana, United States

As Co-founder and CEO, I strive to bring our vision to the world. We are
creating key connections and partnerships to ensure that we live up to that
goal. Through the values of quality, value, consistency, and authenticity, my
team and I will deliver the products and services that we promise. All of our
actions will be fulfilled with transparency, inclusion, and community in mind.

The Sunny Cup + Applicator is the reusable period cup that inserts like a tampon, while combining the sustainable, cost-saving, and body benefits of a period cup. We've reimagined the period cup for all menstruators, delivering earth-friendly products, inclusive education, and global impact #PowerToThePeriod.

Support us by joining us on socials @sunnyperiod and purchase on our website https://sunnyperiod.com/

Author
April 2020 - April 2021 (1 year 1 month)

This educational graphic novel follows a young menstruator's first period journey. It is a fun, stigma-free, and inclusive adventure tale for young readers ages 8 and up. It is made for kids to enjoy alone or with a parent, and it is teacher and healthcare provider approved!

https://www.barnesandnoble.com/w/june-and-the-menstrual-mates-cynthia-belardo/1139154786

YWCA Greater Lafayette
WISEWOMAN Health Coach
February 2020 - December 2021 (1 year 11 months)
Lafayette, Indiana Metropolitan Area

The WISEWOMAN (Well-Integrated Screening and Evaluation for WOMen Across the Nation) program serves low-income, uninsured, and underinsured women ages 40 to 64 years, with heart disease and stroke risk factor screenings and services that promote healthy behaviors to reduce the risk for heart disease and stroke.

As a Health Coach, I check on and encourage our client's healthy lifestyle behavior changes.

Sunshine Yoga & Wellness
Yoga Teacher
September 2020 - October 2021 (1 year 2 months)
Lafayette, Indiana, United States

Bona Vision Eye Center
Social Media Manager
January 2014 - November 2020 (6 years 11 months)

Bona Vision's mission is to help the world experience the power of sight! I help manage our Instagram page and website updates. Other tasks may include creating flyers, translating posters/flyers into Spanish and creating content for the blog page.

University of Oklahoma
1 year

Sooner Launch Pad Summer Cohort
June 2019 - July 2019 (2 months)
Norman, Oklahoma, United States

Student Peer Health Educator
August 2018 - May 2019 (10 months)
Norman, Oklahoma

Davis Foundation Grant Award
Tedx Talk: Menstrual Cups for Women's Empowerment
July 2018 - August 2018 (2 months)
Agra, Uttar Pradesh, India

We surveyed 200 first time menstrual cup users of their experience and discovered the universal stigma surrounding menstruation - it's everywhere. Through the winnings of the Davis Foundation's $10,000 grant award, we learned the importance of partnering with communities by learning from the community.

Education

University of Oklahoma
Environmental Studies Bachelor of Science, Environmental Studies · (2015 - 2019)